

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

January 13, 2009

Invesco, Ltd.
Attention: Martin L. Flanagan, President and Chief Executive Officer
1360 Peachtree Street, NE
Atlanta, Georgia 30309

**Re:     Invesco, Ltd.**
**Form 10-K for the fiscal year ended December 31, 2007**
**Filed February 29, 2008**
**Definitive Proxy Statement on Schedule 14A**
**Filed April 1, 2008**
**File No. 001-13908**

Dear Mr. Flanagan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director